SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mid-Con Energy Partners, L.P.

(Name of Issuer)

Common Stock, 0.0001 par value

(Title of Class of Securities)

59560V109

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817).509.3958

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Schedule 13D”) filed by the undersigned related to the Issuer’s Class A Convertible Preferred limited partner interests referred to as “Preferred Units” (which are convertible into the Issuer’s limited partner interests referred to as “Common Units”), which have been acquired by Goff REN, Goff MCEP Holdings and Goff Foundation. The name of the issuer is Mid-Con Energy Partners, L.P. (the “Issuer”), a Delaware limited partnership. The address of the Issuer’s office is 2431 E. 61st Street, Suite 850, Tulsa, OK 74136.

Item 4.	Purpose of the Transaction.

Item 4 is amended to include the following:

On February 1, 2017, an employee of Goff Capital, Inc. was named to the Board of Directors of Mid-Con Energy GP, LLC, the general partner of the Issuer.

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:      February 27, 2017

John C. Goff		The Goff Family Foundation

By:	/s/ John C. Goff	By:	/s/ John C. Goff
John C. Goff Sole Board Member

Goff REN Holdings, LLC By: its Managers		Longboat Capital, LLC

By:	/s/ Keith Ohnmeis	By:	/s/ James M. Howard
	Keith Ohnmeis, Manager		James M. Howard Manager

James M. Howard

By:	/s/ James Howard	By:	/s/ James M. Howard
James Howard, Manager

Goff MCEP Holdings, LLC By: its Manager, Goff Capital, Inc.		Keith B. Ohnmeis

By:	/s/ John C. Goff	By:	/s/ Keith B. Ohnmeis
John C. Goff, President

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, President